

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 5, 2008

Via U.S. Mail and Fax

Mr. Kinwai Cheung, Chief Financial Officer
Home System Group
Oceanic Industry Park, Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People's Republic of China, 528447

> **RE:** **Home System Group**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on April 7, 2008**
> **File no. 0-49770**

Dear Mr. Cheung:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-2

1. We note in first paragraph that your current auditors, Yu and Associates, have included a reference to the report of "Other auditors" for the fiscal year 2006. Please include in the amended filing the audit report of the "other auditors" who audited the financial statements of the accounting acquirer, Holly (KH) Limited for the fiscal year ended December 31, 2006. Please refer to Rule 2-05 of Regulation S-X.

Consolidated Balance Sheets, page F-3
Acquisition Deposits

2. Please provide in the notes to the financial statements the nature of the acquisition deposits and all other pertinent information with respect to the acquisition deposits of $7,540,500.

Consolidated Statements of Stockholders' Equity, page F-5

3. We note that you accounted for the merger with Holy and its wholly owned subsidiary Well Profit on January 31, 2007 as an acquisition of HSG and a recapitalization of Holy. Tell us how recorded this transaction in the financial statements.

4. Revise the disclosures in the notes to the financial statements to address the following:
    - Disclose the how you calculated the cost of the acquisition of HSG;
    - present a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of HSG at the acquisition date;
    - disclose the pro forma financial information required by paragraph 54 of SFAS 141; and
    - disclose the information required by paragraph 52 if you recorded any intangible assets or goodwill.

5. We note the dividend distribution for acquisition of $3,000,000 classified under the caption "Cash flows from financial activities" in the statements of cash flows on page F-6. It appears that this may be the cash portion of the purchase price of Holy disclosed in Note 1. If this is true, it appears that this should be classified as a cash flow used in investing activities. Otherwise, if this is a dividend distribution, tell us why it is not disclosed in the statements of stockholders' equity on page F-5

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director